Exhibit 99.1

Sol-Gel Technologies Ltd. Announces Pricing of Oversubscribed
Underwritten Offering

NESS ZIONA, Israel, March 23, 2026 (GLOBE NEWSWIRE) – Sol-Gel Technologies Ltd. (the “Company”) (NASDAQ: SLGL) today announced the pricing of an underwritten offering of 459,112 ordinary shares (the “Shares”) at a price of $72.00 per Share, resulting in gross proceeds to the Company, before deducting underwriting discounts and commissions and other estimated offering expenses, of approximately $33.1 million. All of the Shares are to be sold by the Company. The offering is expected to close on or about March 25, 2026, subject to satisfaction of customary closing conditions.

The offering included participation from new and existing investors, including Great Point Partners, LLC, Trails Edge Capital Partners, Surveyor Capital (a Citadel company), Affinity Asset Advisors, Squadron Capital Management, Stonepine Capital Management and AuGC BioFund .

The Company intends to use the net proceeds from the offering to fund the continued development of SGT-610, including pre-commercialization activities and research and development, and the remainder for working capital and other general corporate purposes.

TD Cowen and LifeSci Capital are acting as joint book-running managers for the offering.

The Shares are being offered by the Company pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-286822) filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2025, which was declared effective by the Securities and Exchange Commission on May 8, 2025, and other related documents. The Company will also file a final prospectus supplement and accompanying prospectus relating to and describing the terms of the offering with the SEC. These documents are or will be made available on the SEC’s website at www.sec.gov.

When available, copies of the prospectus supplement and the accompanying prospectus relating to this offering may also be obtained from TD Securities (USA) LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at TDManualrequest@broadridge.com; or LifeSci Capital LLC, 1700 Broadway, 40th Floor, New York, New York 10019, or by email at compliance@lifescicapital.com.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, the Shares or any other securities, nor will there be any sale of the Shares or any other securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Sol-Gel Technologies

Sol-Gel is a specialized dermatology company advancing innovative therapies for rare and serious skin diseases. Its lead investigational candidate, SGT-610 (patidegib gel, 2%), is a Phase 3, orphan- and breakthrough-designated topical hedgehog inhibitor being developed for the prevention of new basal cell carcinoma (BCC) lesions in patients with Gorlin syndrome, with the potential to offer an improved safety profile relative to oral hedgehog inhibitors. Subject to regulatory approval in Gorlin syndrome, SGT-610 may also represent a future opportunity in high-frequency BCC. Sol-Gel is also advancing SGT-210, an investigational topical EGFR inhibitor for indications with significant unmet need, and has developed two FDA-approved dermatology products, TWYNEO® and EPSOLAY®.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. including, but not limited to statements regarding the  expected timing and closing of the offering, the receipt of the proceeds from the offering, the expected use of proceeds from the offering, and the development of the Phase 3 program of SGT-610 in Gorlin syndrome and its expected improved safety profile compared to oral hedgehog inhibitors and its potential future opportunity in high-frequency BCC. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s current expectations and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, market conditions and the satisfaction of closing conditions related to the offering and the risk that we will not successfully complete the Gorlin Phase 3 trial or the success of our clinical trials, as well as the following factors: (i) the adequacy of our financial and other resources, particularly in light of our history of recurring losses and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives; (ii) our ability to complete the development of our product candidates; (iii) our ability to find suitable co-development partners; (iv) our ability to obtain and maintain regulatory approvals for our product candidates in our target markets, the potential delay in receiving such regulatory approvals and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; (v) our collaborators’ ability to commercialize our pharmaceutical product candidates; (vi) our ability to obtain and maintain adequate protection of our intellectual property; (vii) our collaborators’ ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; (viii) our collaborators’ ability to establish adequate sales, marketing and distribution channels; (ix) acceptance of our product candidates by healthcare professionals and patients; (x) the possibility that we may face third-party claims of intellectual property infringement; (xi) the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; (xii) intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; (xiii) potential product liability claims; (xiv) potential adverse federal, state and local government regulation in the United States, China, Europe or Israel; and (xv) loss or retirement of key executives and research scientists; (xvi) general market, political and economic conditions in the countries in which the Company operates; and, (xvii) the current war between Israel and Hamas and any deterioration of the war in Israel into a broader regional conflict involving Israel with other parties. These factors and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 19, 2026, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Except as required by law, we undertake no obligation to update any forward-looking statements in this press release.

Sol-Gel Investor Relations:
Eyal Ben-Or
Chief Financial Officer
ir@sol-gel.com